ROCKWELL CEO RESIGNS

December 14, 2010, Vancouver, BC – Rockwell Diamonds Inc. (“Rockwell” or the “Company”) (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that Dr. John Bristow has resigned from the position as President and CEO of the Company.

The Board of Directors has had in place over the last year a senior corporate management growth strategy initiative, which has involved the successful recruitment of a new Chief Operational Officer (COO), Chief Financial Officer (CFO) and other senior operational and financial management. As part of this process, the Company plans to complete the engagement of an experienced senior executive as President and CEO who has equal financial and operational background. In the interim, the COO and CFO are reporting to a Board Committee.

The Board is also in discussion with Dr. Bristow, who remains as a Director, to provide consulting services to the Company to maintain continuity during the transition period.

The Board wishes to extend its thanks to Dr. Bristow for a sustained effort and unflinching commitment to Rockwell Diamonds’ success, and wish him well in his next endeavors.

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On Behalf of the Board
David J. Copeland
Chairman

About Rockwell Diamonds

Rockwell has three alluvial diamond operations in Northern Cape Province in South Africa: the Holpan and Klipdam mines located north of Kimberley and the Saxendrift mine located on the Middle Orange River (“MOR”) southwest of Kimberley. The Company is also conducting a bulk sampling project at Klipdam Extension east of the Klipdam mine. Its Wouterspan mine, also located on the MOR, is currently on care and maintenance. In addition, Rockwell in the process of acquiring the Tirisano project, located in the well-known Ventersdorp alluvial diamond district in the North West Province of South Africa, from Etruscan Diamonds Limited.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.